Resubmission w/ Revisions Req. By FINRA

SEC
Mail Processing
Section

MAR 31 2017

LL



17016952

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Washington DC
412

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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8- 52447

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LIATI CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Wall Street, 20th Floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael W. Geffrard — 212-269-0003 (Area Code – Telephone Number)

RECEIVED
2017 APR -2 AM 8:07
SEC / TM

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joel E. Sammet & Co., LLP
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 500	New York	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECEIVED
2017 MAR 31 AM 8:04
SEC / TM

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

aub

OATH OR AFFIRMATION

I, Michael W. Geffrard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liati Capital, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Title

JEROME S. GRUBIN
Notary Public, State Of New York
No. 41-1592440
Qualified In Queens County
Commission Expires February 28, 2018



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIATI CAPITAL, LLC

SEC. ID #. 8-52447

Financial Statements & Supplementary Information

For the Year Ended

December 31, 2016

With

Report of Independent Registered Public Accounting Firm

(Filed pursuant to Rule 17a-5(d)
under the Securities and Exchange Act
of 1934 as a Public Document)

Liati Capital, LLC
Index to Financial Statements
As of December 31, 2016



CERTIFIED PUBLIC ACCOUNTANTS

JEROME S. GRUBIN, CPA
STEVEN A. SOKOL, CPA
ROBERT N. KIRSCHENBLATT, CPA
JENNIFER A. RODBERG, CPA

JOEL E. SAMMET, CPA (1925-1968)
DAVID R. SAFER, CPA (1946-2007)
BERNARD TURNER, CPA (1958 - 2008)
FRANKLIN M. JACOBSON, CPA (1966 - 2011)

Report of Independent Registered Public Accounting Firm

Board of Directors and Managing Member
Liati Capital, LLC

We have audited the accompanying statement of financial condition of Liati Capital, LLC (the "Company") as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liati Capital, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America

As discussed in Note 3 to the financial statements, these financial statements have been restated due to a reclassification of an asset.

The computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission shown on Schedule I and the computation of basic net capital requirement pursuant to Rule 15c3-1 of the Securities and Exchange Commission and computation of aggregate indebtedness shown on Schedule II (collectively, the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Joel E. Sammet & Co., LLP

New York, NY
March 23, 2017

15 MAIDEN LANE, SUITE 500, NEW YORK, NEW YORK 10038 T:212.269.8628 F:212.809.6185 jes@sammetco.com

Liati Capital, LLC
Statement of Financial Condition
As of December 31, 2016

ASSETS

Cash at bank	$ 22
Due from member	31,050
TOTAL ASSETS	$ 31,072

LIABILITIES & MEMBERS' EQUITY

LIABILITIES:	
Accrued expenses	$ 18,000
TOTAL LIABILITIES	18,000
MEMBERS' EQUITY:	
Members' Equity	13,072
TOTAL LIABILITIES & MEMBERS' EQUITY	$ 31,072

The accompanying notes are an integral part of these financial statements.

Liati Capital, LLC
Statement of Operations
For the Year Ended December 31, 2016

Revenues:		
Revenues		$ -
Total Revenues		-
Expenses:		
Payroll and related expenses	$ 55,817	
Occupancy costs	1,038	
Professional fees	14,650	
Consulting services	4,000	
Regulatory fees	3,155	
Travel and Entertainment	7,447	
Communications	4,361	
Miscellaneous operating expenses	4,740	
Total expenses		95,208
Net Loss		$ (95,208)

The accompanying notes are an integral part of these financial statements.

Liati Capital, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2016

	Managing Member	Members	Total
Members' Equity – January 1, 2016	$ -	$ 11,130	$ 11,130
Contributions during the year	-	97,150	97,150
Net Loss		(95,208)	(95,208)
Members' Equity – December 31, 2016	$ -	$ 13,072	$ 13,072

The accompanying notes are an integral part of these financial statements.

Liati Capital, LLC
Statement of Cash Flows
For the Year Ended December 31, 2016

Cash Flows From Operating Activities:	
Net loss	$ (95,208)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:	
Expenses charged by affiliate contributed to equity	63,012
Net Cash Used in Operating Activities	(32,196)
Cash Flow From Investing Activities:	
Due from Member	(1,050)
Net Cash Used in Investing Activities	(1,050)
Cash Flow From Financing Activities:	
Contributions by Member	4,138
Net Cash Provided by Financing Activities	4,138
Net decrease in Cash	(29,108)
Cash - beginning of year	29,130
Cash - end of year	$ 22
Supplemental disclosures of cash flow information:	
Income taxes paid	$ 0
Interest	$ 0
Supplemental schedule of noncash investing and financing activities:	
Capital commitment by member not received	$ 30,000

The accompanying notes are an integral part of these financial statements.

Liati Capital, LLC

Notes to the Financial Statements

December 31, 2016

1. THE COMPANY AND ITS OPERATIONS

Liati Capital, LLC ("The Company") was formed in New York in February, 1998. The Company provides and derives its revenues from financial advisory and consulting services primarily related to the private placement of equity and debt for established companies and partnerships, real estate and energy projects, including renewable energy projects, and select startup companies. Registration as a broker-dealer under the Securities Exchange Act of 1934 was effective January 2001. The Company is a member of the FINRA. The Company does not perform any clearing function for itself or others, and does not hold customer accounts, margin accounts, funds, or securities and accordingly is exempt per paragraph 3(K)(2)(i) from the provisions of SEC Rule 15c3-3 and is not responsible for compliance with Section 4(C) of Regulations T of the Federal Reserve System. Additionally, the Company is not required to conduct quarterly security counts because it exempt there from by the provisions of Regulation 17a-13(a).

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Revenue

The revenue is recorded per the terms of the engagement letter(s) for fees derived from the placement of securities in connection with the private placement of equity and debt for established companies, startup ventures, real estate and energy projects.

Income Taxes

The Company is organized as an LLC under the Internal Revenue Code. Accordingly, other than certain minimum and miscellaneous taxes, no provision for federal and state taxes is included in the financial statements as the members are required to include their proportionate share of the Company's taxable income or loss in their individual tax returns.

The Company, however, is liable for local income taxes.

Note 2 Significant Accounting Policies (continued)

Although the Company is not subject to federal or state income taxes, the effects of an uncertain tax position, if any, may have an impact on the tax returns of the members. Therefore, the effects of any such uncertainty must be recognized based on the outcome that is more likely than not to occur. Under this criterion the most likely resolution of an uncertain tax position should be analyzed based on technical merits and on the outcome that will likely be sustained under examination. As of December 31, 2016, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

The Company's income tax returns for the years 2013 through 2016 are subject to examination by federal, state and local income tax authorities.

3. RESTATEMENT OF FINANCIAL STATEMENTS

Due to a regulatory review by FINRA of the company's 4th quarter 2016 FOCUS report, a modification of the net capital computation was required along with a modified Statement of Financial Condition, and an amended FOCUS report was submitted on March 22, 2017. It was determined that a capital contribution of $30,000 on December 30, 2016 made by a member was a non-allowable asset and not recognizable as cash on the Statement of Financial Condition since the wire transfer had inadvertently been delayed until January 3, 2017. These financial statements have been adjusted to reflect the effect of the above reclassification from cash to due from member.

4. RELATED PARTY TRANSACTIONS

The Company shares office space and operates under an expense sharing agreement with Liati Group, LLC, a New York Limited Liability Company which is a member of the Company. The expense sharing agreement provides for Liati Group, LLC to pay all the operating expenses of the Company, except for certain directly related expenses. As outlined in the expense sharing agreement, such payments are considered as capital contributions by the Liati Group, LLC. For the year ended December 31, 2016 expenses totaling $63,012 were allocated by Liati Group, LLC to the Company through the expense sharing agreement. On December 30, 2016 the Company received a capital commitment from a member, Liati Group, LLC, for $30,000 which was not received in cash by the bank until January 3, 2017. The total amount due from the member at December 31, 2016 was $31,050.

5. LIQUIDITY AND CAPITAL RESOURCES

In the year ended December 31, 2016, the Company experienced a loss of $95,208 and has experienced losses for multiple years leading up to this fiscal year. Those factors, as well as the Company's dependence on a member to provide working capital create an uncertainty about the Company's ability to fund its operational expenses as they become due. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue.

Liati Capital, LLC

Notes to the Financial Statements

December 31, 2016

Note 5 Liquidity and Capital Resources (continued)

In order to alleviate those concerns, in January 2017 The Company obtained a commitment from Plateau Circle, LLC (a shareholder in Liati Group, Inc) to provide sufficient funds through a loan to Liati Group, LLC which will subsequently invest such funds in The Company to cover any deficit in operating cash flows during the next year, and assure that the Company stays in compliance with regulatory requirements. Liati Group, Inc is the majority member of Liati Group, LLC, and Liati Group, LLC is a member of Liati Capital, LLC.

6. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2016 the Company's net capital deficit of $(17,978) was $22,978 below its required net capital of $5,000. The Company's net capital ratio was 1.0 to (1.0). Accordingly, the Company was not in compliance with the net capital rule at December 31, 2016. However, a cash receipt of $30,000 from the member was received on January 3rd, 2017, which brought the company back in compliance with the net capital rule. In addition, the Company was not in compliance with the net capital rule on various dates after March 14, 2017 but was in compliance with the net capital rule on the date of the issuance of these financial statements.

7. SUBSEQUENT EVENTS

The company has evaluated the effects of events that have occurred subsequent to December 31, 2016 through March 23, 2017 the date the Company issued these financial statements.

Joel E. Sammet & Co., LLP
CERTIFIED PUBLIC ACCOUNTANTS

JEROME S. GRUBIN, CPA
STEVEN A. SOKOL, CPA
ROBERT N. KIRSCHENBLATT, CPA
JENNIFER A. RODBERG, CPA

JOEL E. SAMMET, CPA (1925-1968)
DAVID R. SAFER, CPA (1946-2007)
BERNARD TURNER, CPA (1958 - 2008)
FRANKLIN M. JACOBSON, CPA (1966 - 2011)

Report of Independent Registered Public Accounting Firm

Board of Directors and Managing Member
Liati Capital, LLC

We have reviewed management's statements, included in the accompanying exemption from SEC Rule 15c3-3 report, in which (1) Liati Capital, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Liati Capital, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i), (the "exemption provisions") and (2) Liati Capital, LLC stated that Liati Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Liati Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Liati Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k), (2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Joel E. Sammet & Co, LLP

New York, NY
January 25, 2017

15 MAIDEN LANE, SUITE 500, NEW YORK, NEW YORK 10038 T:212.269.8628 F:212.809.6185 jes@sammetco.com

LIATI CAPITAL, LLC
14 WALL STREET, 20TH FL.
NEW YORK, NEW YORK 10005

MICHAEL GEFFRARD
CEO AND PRESIDENT

PHONE: (212) 269-0003
MOBILE: (917)825-5647
mgeffrard@liaticapital.com

January 25, 2017

EXEMPTION FROM SEC RULE 15c3-3 REPORT

To our best knowledge and belief, we assert that we are exempt from SEC Rule 15c3-3(e) under the following exemption for the fiscal year ending December 31, 2016:

SEC Rule 15c3-3(k)(2)(i) which states that the reserve requirement provisions of SEC Rule 15c3-3 shall not be applicable to a broker or dealer:

(i) Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customer through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Liati Capital, LLC.

We met the exemption under SEC Rule 15c3-3(k)(2)(i) for the fiscal year ending December 31, 2016 without exception.



Michael Geffrard, CEO and President

SUPPLEMENTARY INFORMATION

Liati Capital, LLC
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2016

Schedule I:
Computation of Net Capital Under Rule 15c3-1

Total ownership equity from statement of financial condition	$ 13,072
Less: Ownership equity not allowable for net capital	0
Add: Subordinated Liabilities	0
Less: Deductions for non-allowable assets and other charges	31,050
Less: Haircuts on securities positions	0
NET CAPITAL (DEFICIT)	$ (17,978)

Schedule II:
Computation of Basic Net Capital Requirement

6-2/3% of aggregate indebtedness	$ 1,200
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of the above two lines)	$ 5,000
Excess net capital (net capital less net capital requirement)	$ (22,978)

Reconciliation With Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2016)
The following reflects an analysis of the differences between the preceding computation and the computation shown on the Company's unaudited Form X-17A-5 report as of December 31, 2016, originally filed versus amended:

Net Capital as shown on Originally filed Form X-17-A-5 Part II	$12,022
Reclassification of non-allowable asset	$(30,000)
Net Capital (Deficit) on Amended Form X-17-A-5 Part II	$(17,978)

There are no other material differences between the preceding computation and the amended Form X-17A-5 Part II.

Computation of Aggregate Indebtedness

Total aggregate indebtedness liabilities from statement of financial condition	$ 18,000
Ratio of aggregate indebtedness to net capital	1.0 to (1.0)

Liati Capital, LLC
Note to the Required Supplemental Schedules Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2016

The financial statements do not include the schedules of "Computation for Determination of Reserve Requirements under SEC Rule 15c-3-3" and "Information Relating to Possession or Control Requirements under SEC Rule 15c-3-3" by virtue of exemption provided by SEC Rule 15c3-3(k)(2)(i). Rule 15c3-3(k)(2)(i) applies because the Company carries no margin accounts; promptly transmits all customers funds and delivers all securities received in connection with its broker dealer activities; does not otherwise hold funds or securities for, or owe money and securities to, customers; and effectuates all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.